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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2003

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X                    Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___  No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

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


                                  ATTUNITY LTD



6-K Items


     1. Attunity Ltd Press Release re Xchanging Selects Attunity Connect for Mainframe System Integration dated January 22, 2003.

                                                                          Item 1

Press Release                                                   Source: Attunity

      Xchanging Selects Attunity Connect for Mainframe System Integration

Wednesday January 22, 8:03 am ET

Leading Legacy Integration Technology Brings Mainframe Systems Together Creating Flexible Commercial Services While Reducing Cost and Time to Market.

WAKEFIELD, Mass.--(BUSINESS WIRE)--Jan. 22, 2003-- Attunity Ltd. (NASDAQ: ATTU -
News), a leader in business process, application and data integration solutions for the extended enterprise, today announced they have been awarded a contract to deliver integration solutions to Xchanging Ins-Sure Services, the processing bureau of Lloyds of London and the International Underwriting Association. The bureau handles 8,000,000 electronic transactions a year, 250,000 claims with a throughput of over 40 billion pounds, conforming with international regulatory bodies.

Xchanging Ins-Sure Services' Claims Convergence program will deliver significant cost savings and flexibility to the processing bureau harmonising two mainframe systems. The standards-based solution is integrating two mainframe CICS based claims processing systems with an Oracle 9i Application Server, delivering business transactions to users through web interfaces.

Attunity Connect, Attunity's flagship product for enterprise integration, proved to be the best solution, providing the required functionality and extremely rapid time to market. Installed and operational within a day, Attunity Connect delivered instant productivity. Several weeks into the project Ins-Sure called in Attunity and within 10 hours had achieved a major break through showing Java pages running CICS transactions. Over the next week the development surged forwards allowing the Java developers to focus on their task without worrying about the mainframe connectivity that had been significantly simplified.

"We are all impressed with the Attunity product," said Stuart Allan, Xchanging Ins-Sure's Convergence Project Director. "We had experienced connectivity problems which the Java and CICS development groups could not readily solve. As soon as Attunity Connect was installed it enabled us to make rapid progress, and the developers keep telling me how straightforward it is to use. Attunity's technical support was also excellent with clear direction and fault finding."

Stuart  says  that  the  story  has a long  way to go yet:  "Xchanging  Ins-Sure
Services is responsible for a combined 400 million pounds contract for policy, premium and claims administration and clearing at Lloyd's and the International Underwriting Association. We have a single focus - turning internal business process costs and fixed resources into flexible external commercial services - Attunity Connect is now an important piece of that puzzle."

"We have seen tremendous market need for mainframe integration using new industry standards such as Java Connector Architecture," said Avi Cohen, vice president of EMEA at Attunity. "Our ability to support the high throughput requirements coupled with our broad support for standards enables customers to reduce the overall cost of integration and avoid vendor lock-in."

About Attunity

Attunity(TM) is a leading provider of eBusiness solutions that deliver dynamic business process, application and data integration within and across enterprises. Attunity gives organizations the power to leverage their IT investments by automating and managing business processes within the enterprise and with partners, suppliers and customers over the Internet.

The company's portfolio of software and services work in concert. Its eBusiness Integration Suite utilizes the standards-based technologies of Attunity Connect(TM) and Attunity BPI(TM) to insure rapid ROI while maintaining business agility for the future.

Attunity delivers production-proven software and services to more than 1,000 companies worldwide and has strategic alliances with Oracle, HP, and other world-class partners. Attunity products are available through direct sales and support offices in the United States, Israel, the United Kingdom, France, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or send email to info@attunity.com.

Copyright (C) 2002 Attunity Ltd. All rights reserved.

Attunity, the Attunity logo, Application Adapter Framework, Attunity AAF, Attunity Connect and Web Services Process Integration are trademarks of Attunity Ltd. All other marks are the property of their respective owners.

o (Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, including but not limited to risks and product technology development, market acceptance of the products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)

________________
Contact:
     Attunity
     Dan Potter, 781/213-5204
     dpotter@attunity.com


________________
Source: Attunity

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    ATTUNITY LTD
                                                    ------------
                                                    (Registrant)



                                                     By: /s/Arie Gonen
                                                         -------------
                                                         Chairman




Date:  January 23, 2003